April 26, 2011	News Release 11-11

SILVER STANDARD ANNOUNCES AMENDMENTS TO STOCK OPTION PLAN

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces that, subsequent to the mailing of the Company's management information circular dated April 13, 2011 in connection with the annual and special meeting of its shareholders to be held on May 11, 2011 (the “Meeting”), the directors of the Company approved certain amendments to the Amended and Restated Stock Option Plan (the “Option Plan”) to be presented to shareholders for approval at the Meeting.

The amendments made by the directors include:

(i)	reducing the maximum number of common shares issued upon the exercise of options to 8.5% of the outstanding common shares of the Company. The previous limit was 10%;

(ii)

limiting the aggregate maximum number of common shares that can be issued upon the exercise of options by non-employee directors to 1% of the outstanding common shares of the Company. Previously, there was no limit; and

(iii)

requiring shareholder approval to amend the provisions of the Option Plan to (a) reduce the exercise price of any option (previously, shareholder approval was only required to reduce the exercise price of options granted to insiders), (b) extend the term of any option beyond its original expiry date (previously, shareholder approval was only required to extend the expiry date of options granted to insiders) and (c) increase the aggregate maximum number of common shares that can be issued upon exercise of options granted to non-employee directors (previously, there was no limit).

The Option Plan, as amended by these amendments, will be presented to shareholders for approval at the Meeting.

SOURCE: Silver Standard Resources Inc. Contact:

W. John DeCooman, Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

To receive Silver Standard’s new releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.